UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

ADVANCEPIERRE FOODS HOLDINGS, INC.
(Name of Subject Company)

DVB MERGER SUB, INC.

(Offeror)

TYSON FOODS, INC.
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00782L107
(CUSIP Number of Class of Securities)

David L. Van Bebber
Tyson Foods, Inc.
2200 West Don Tyson Parkway
Springdale, AR 72762-6999
(479) 290-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

George R. Bason, Jr., Esq.
Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,208,605,808.90	$371,877.41
*	Estimated solely for purposes of calculating the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 78,726,785 shares of common stock, par value $0.01 per share, of AdvancePierre Foods Holdings, Inc. (“AdvancePierre”) multiplied by the offer price of $40.25 per share, (ii) the net offer price for 644,823 shares issuable pursuant to outstanding options with an exercise price less than $40.25 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $40.25 minus the weighted average exercise price per share of $25.70) and (iii) 757,032 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $40.25 per share. The calculation of the filing fee is based on information provided by AdvancePierre as of May 5, 2017.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$371,877.41	Filing Party:	DVB Merger Sub, Inc. and Tyson Foods, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 9, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by DVB Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on May 9, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of AdvancePierre Foods Holdings, Inc., a Delaware corporation (“AdvancePierre”), for $40.25 per Share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated May 9, 2017 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9; and Item 11.

Items 6 and 7 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented to add the paragraphs set forth below.

The Bridge Facility is also expected to contain certain covenants substantially consistent with the covenants in the Existing Credit Agreement (as defined below), including limitations on indebtedness; liens; fundamental changes; asset sales; certain swap agreements; and transactions with affiliates. In addition, the Bridge Facility is expected to contain financial maintenance covenants requiring Parent to comply with (i) a maximum debt-to-capitalization ratio of 0.60 to 1.0 and (ii) a minimum EBITDA to interest expense ratio of 3.75 to 1.0.

The Bridge Facility will be governed by New York law, except that certain matters concerning the provisions of the Merger Agreement and the meaning of a material adverse change as it relates to AdvancePierre will be governed by Delaware law.

It is anticipated that the borrowings under the Bridge Facility described above will be refinanced or repaid, or the Bridge Commitments will be reduced, from funds generated internally by Parent (including, after consummation of the Merger, existing cash balances of and funds generated by AdvancePierre) or other sources, which may include the proceeds of the sale of securities or the proceeds of term loans. Decisions concerning the Bridge Facility, or the issuance of any securities as described in the first paragraph of this Section 10, will be made based on Parent’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

On May 12, 2017, the Bridge Commitments were reduced on a dollar-for-dollar basis by (i) the amount of the commitments under our $1.8 billion senior unsecured term loan facility described below, which became effective on May 12, 2017, and (ii) $200 million of the commitment increases pursuant to our amended and restated credit agreement described below, which also became effective on May 12, 2017. The aggregate amount of Bridge Commitments as of the date hereof is $2.5 billion.

The foregoing description of the Bridge Facility is summary in nature and is qualified in its entirety by reference to the Bridge Commitment Letter, a copy of which is attached hereto as Exhibit (b)(2), and incorporated herein by reference.

Term Loan Agreement. On May 12, 2017, Parent entered into a Term Loan Agreement (the “Term Loan Agreement”) with the lenders party thereto and Morgan Stanley, as administrative agent. The Term Loan Agreement provides for total term loan commitments in an aggregate principal amount of $1.8 billion.

The lenders party to the Term Loan Agreement will be obligated to make initial loans under the Term Loan Agreement upon the satisfaction of certain conditions, including but not limited to (i) the satisfaction or waiver of the Offer Conditions, (ii) the absence of a material adverse effect change with respect to AdvancePierre since December 31, 2016 through April 25, 2017, and since April 25, 2017 through closing, (iii) the truth and accuracy of the Merger Agreement Representations and the Specified Representations (each as defined in the Term Loan Agreement), (iv) the receipt of certain certificates and organizational documents and (v) the delivery by Parent of certain financial statements.

Borrowings under the Term Loan Agreement will be unsecured and will mature on the three-year anniversary of the date on which lenders are obligated to make initial loans under the Term Loan Agreement.

Borrowings under the Term Loan Agreement will bear interest at a rate per annum equal to, at the option of Parent, (i) the highest of (a) the prime rate of Morgan Stanley, (b) the federal funds effective rate plus 0.5% and (c) a rate based on certain rates offered for U.S. dollar deposits in the London interbank market (the “Eurocurrency Rate”) plus 1.0% per annum, or (ii) the Eurocurrency Rate, in each case plus an applicable spread that will depend on the credit ratings by each of S&P, and Moody’s and Fitch of Parent, as set forth in the Term Loan Agreement.

Each lender under the Term Loan Agreement is entitled to a commitment fee, payable quarterly in arrears, at a rate equal to 0.15% per annum of the daily average undrawn commitment of that lender, accruing from and including May 12, 2017 to but excluding the date on which all commitments under the Term Loan Agreement are terminated.

The Term Loan Agreement contains certain covenants, including limitations on subsidiary indebtedness; liens; swap agreements (with exceptions for certain swap agreements entered into to hedge or mitigate risks to which Parent or a subsidiary has actual exposure); mergers, consolidations, liquidations and dissolutions; transactions with affiliates; asset sales; and changes in lines of business. In addition, the Term Loan Agreement (i) limits the ratio of Parent’s debt to capitalization to a maximum of 0.60 to 1.0, and (ii) requires the ratio of Parent’s consolidated EBITDA to interest to be at least 3.75 to 1.0.

The Term Loan Agreement contains customary events of default, such as non-payment of obligations under the Term Loan Agreement, violation of affirmative or negative covenants, material inaccuracy of representations, non-payment of other material debt, bankruptcy or insolvency, ERISA and certain judgment defaults, change of control and failure of any guarantee to remain in full force and effect.

The foregoing description of the Term Loan Agreement is summary in nature and is qualified in its entirety by reference to the Term Loan Agreement, a copy of which is attached hereto as Exhibit (b)(3), and incorporated herein by reference.

Amended and Restated Credit Agreement: On May 12, 2017, Parent entered into an Amended and Restated Credit Agreement with the subsidiary borrowers from time to time party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “Amended and Restated Credit Agreement”), which amended and restated the Parent’s existing Credit Agreement, dated as of September 25, 2014 among Parent, the subsidiary borrowers from time to time party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (the “Existing Credit Agreement”).

The Amended and Restated Credit Agreement, among other things, (i) increased the aggregate commitments under the Existing Credit Agreement from $1.25 billion to $1.5 billion and (ii) extended the maturity date thereunder to May 12, 2022.

The covenants under the Amended and Restated Credit Agreement are substantially consistent with those in the Existing Credit Agreement and include limitations on subsidiary indebtedness; liens; swap agreements (with exceptions for certain swap agreements entered into to hedge or mitigate risks to which the Parent or a subsidiary has actual exposure); mergers, consolidations, liquidations and dissolutions; transactions with affiliates; asset sales; and changes in lines of business. In addition, and consistent with the Existing Credit Agreement, the Amended and Restated Credit Agreement (i) limits the ratio of Parent’s debt to capitalization to a maximum of 0.60 to 1.0, and (ii) requires the ratio of Parent’s consolidated EBITDA to interest to be at least 3.75 to 1.0.

The Amended and Restated Credit Agreement contains events of default substantially consistent with those in the Existing Credit Agreement, such as non-payment of obligations under the Term Loan Agreement, violation of affirmative or negative covenants, material inaccuracy of representations, non-payment of other material debt, bankruptcy or insolvency, ERISA and certain judgment defaults, change of control and failure of any guarantee to remain in full force and effect.

The foregoing description of the Amended and Restated Credit Agreement is summary in nature and is qualified in its entirety by reference to the Amended and Restated Credit Agreement, a copy of which is attached hereto as Exhibit (b)(4), and incorporated herein by reference.

2.       The information set forth in the final paragraph of Section 15—“Conditions to the Offer” of the Offer to Purchase is hereby amended and restated by the paragraph set forth below.

Subject to the terms and conditions of the Merger Agreement, the Offer Conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent or Purchaser, in whole or in part, at any time, at the sole discretion of Parent or Purchaser. The failure or delay by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

3.       The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraph set forth below under “Litigation Related to the Merger.”

As of May 18, 2017, we are aware of two putative class action lawsuits challenging the disclosures concerning the transactions contemplated by the Merger Agreement, filed by purported AdvancePierre stockholders, pending in the United States District Court for the Southern District of Ohio against various combinations of AdvancePierre, the members of the AdvancePierre Board, Parent and Purchaser.  The actions are captioned Bushansky v. AdvancePierre Foods Holdings, Inc., et al., Case No. 17 Civ. 326, and Parshall v. AdvancePierre Foods Holdings, Inc., et al., Case No. 17 Civ. 333.  The complaints generally allege, among other things, that the defendants violated Sections 14 and 20 of the Exchange Act and Rule 14d-9 promulgated thereunder by failing to disclose purportedly material information in the Schedule 14D-9 filed with the SEC in connection with the Offer.  The complaints seek, among other things, to enjoin the expiration of the Offer and/or consummation of the transactions contemplated by the Merger Agreement, or in the event that an injunction is not awarded, unspecified money damages, and an award of attorney’s fees and costs.  Parent and Purchaser believe that the actions are without merit and intend to defend vigorously against all claims asserted against them. The full complaints are attached hereto as Exhibits (a)(5)(M) and (a)(5)(N), respectively.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(M)	Class Action Complaint filed as of May 12, 2017 (Bushansky v. AdvancePierre Foods Holdings, Inc., et al., Case No. 17 Civ. 326).

(a)(5)(N)	Class Action Complaint filed as of May 15, 2017 (Parshall v. AdvancePierre Foods Holdings, Inc., et al., Case No. 17 Civ. 333).

(b)(3)*	Term Loan Agreement, dated as of May 12, 2017, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.1 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2017).

(b)(4)*	Amended and Restated Credit Agreement, dated as of May 12, 2017, among Tyson Foods, Inc., the subsidiary borrowers party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2017).

____________________

*	Previously Filed

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2017

DVB MERGER SUB, INC.

By:	/s/ R. Read Hudson
	Name:	R. Read Hudson
	Title:	Vice President and Secretary

TYSON FOODS, INC.

By:	/s/ R. Read Hudson
	Name:	R. Read Hudson
	Title:	Vice President, Associate General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of May 9, 2017.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on May 9, 2017.

(a)(5)(A)*	Joint Press Release of Tyson Foods, Inc. and AdvancePierre Foods Holdings, Inc. dated April 25, 2017 (incorporated by reference to Exhibit 99.1 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(B)*	Note sent by Thomas P. Hayes, CEO of Tyson Foods, Inc., to Tyson Foods, Inc. employees on April 25, 2017 (incorporated by reference to Exhibit 99.1 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(C) *	Note sent by Scott Rouse, Chief Customer Officer of Tyson Foods, Inc. to Tyson Foods, Inc.’s commercial sales team on April 25, 2017 (incorporated by reference to Exhibit 99.2 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(D)*	Presentation given by Thomas P. Hayes, CEO of Tyson Foods, Inc. to Tyson Foods, Inc. employees entitled “Team Talk” on April 25, 2017 (incorporated by reference to Exhibit 99.3 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(E)*	Transcript of Conference Call hosted by Tyson Foods, Inc. held on April 25, 2017 (incorporated by reference to Exhibit 99.4 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(F)*	Note sent by Thomas P. Hayes, CEO of Tyson Foods, Inc. to Tyson Foods, Inc.’s senior leadership team on April 25, 2017 (incorporated by reference to Exhibit 99.5 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(G)*	FAQ Memo issued by Tyson Foods, Inc. on April 25, 2017 (incorporated by reference to Exhibit 99.6 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(H)*	Letter sent by Thomas P. Hayes, CEO of Tyson Foods, Inc., to Tyson Foods, Inc.’s customers on April 25, 2017 (incorporated by reference to Exhibit 99.7 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(I)*	Excerpts from the Form 10-Q filed by Tyson Foods, Inc. on May 8, 2017 (incorporated by reference to Exhibit 99.1 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 8, 2017).

(a)(5)(J)*	Excerpts from press release, dated May 8, 2017, announcing financial results for the first six months of the fiscal year ending October 1, 2017 (incorporated by reference to Exhibit 99.2 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 8, 2017).

(a)(5)(K)*	Excerpts from earnings presentation given by Tyson Foods, Inc. dated May 8, 2017 (incorporated by reference to Exhibit 99.3 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 8, 2017).

(a)(5)(L)*	Excerpts from earnings call held by Tyson Foods, Inc. on May 8, 2017 (incorporated by reference to Exhibit 99.4 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 8, 2017).
(a)(5)(M)	Class Action Complaint filed as of May 12, 2017 (Bushansky v. AdvancePierre Foods Holdings, Inc., et al., Case No. 17 Civ. 326).

Exhibit No.	Description
(a)(5)(N)	Class Action Complaint filed as of May 15, 2017 (Parshall v. AdvancePierre Foods Holdings, Inc., et al., Case No. 17 Civ. 333).

(b)(1)*	Senior Unsecured Term Loan Facility and Senior Unsecured Revolving Credit Facility Commitment Letter dated as of April 25, 2017 among Tyson Foods, Inc. and Morgan Stanley Senior Funding, Inc.

(b)(2)*	Senior Unsecured Bridge Facility Commitment Letter dated as of April 25, 2017 among Tyson Foods, Inc. and Morgan Stanley Senior Funding, Inc.

(b)(3)*	Term Loan Agreement, dated as of May 12, 2017, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.1 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2017).

(b)(4)*	Amended and Restated Credit Agreement, dated as of May 12, 2017, among Tyson Foods, Inc., the subsidiary borrowers party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2017).

(c)	Not applicable.

(d)(1)*	Agreement and Plan of Merger dated as of April 25, 2017 among Tyson Foods, Inc., AdvancePierre Foods Holdings, Inc. and DVB Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2017).

(d)(2)*	Tender and Support Agreement dated as of April 25, 2017 among Tyson Foods, Inc., DVB Merger Sub, Inc., OCM Principal Opportunities Fund IV Delaware, L.P. and OCM APFH Holdings, LLC. (incorporated by reference to Exhibit 99.1 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2017).

(d)(3)*	Confidentiality Agreement dated as of April 23, 2017 among Tyson Foods, Inc. and AdvancePierre Foods Holdings, Inc.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

____________________

*	Previously Filed